Newmark Group, Inc.

125 Park Avenue

New York, New York 10017

June 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kibum Park
Office of Real Estate & Construction

Re:	Newmark Group, Inc. — Registration Statement on Form S-4

(File No. 333-279341) (the “Registration Statement”)

Dear Mr. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Newmark Group, Inc. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on June 7, 2024, or as soon as practicable thereafter.

Please contact Howard A. Kenny or Leland S. Benton of Morgan, Lewis & Bockius LLP at (212) 309-6843 or (202) 739-5091, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Kenny or Mr. Benton when this request for acceleration has been granted.

NEWMARK GROUP, INC.

By:	/s/ Michael Rispoli
Name: Michael Rispoli
Title: Chief Financial Officer

cc:	Howard A. Kenny, Esq. (Morgan, Lewis & Bockius LLP)

Leland S. Benton, Esq. (Morgan, Lewis & Bockius LLP)

[Acceleration request for Form S-4 respecting Exchange Offer of 7.500% Senior Notes due 2029]